

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 12, 2016

Via E-mail
Richard Vance
President and Chief Executive Officer
Highlands REIT, Inc.
332 S Michigan Avenue, Ninth Floor
Chicago, Illinois 60604

> **Re: Highlands REIT, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed April 8, 2016**
> **File No. 000-55580**

Dear Mr. Vance:

We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Form 10-12G

Notes to Pro Forma Combined Consolidated Financial Statements

5. Other Adjustments, page 66

1. We note you have made an adjustment for amortization of share-based compensation of $1.0 million and referenced discussion elsewhere within your filing. Your discussion elsewhere appears to discuss equity compensation to Mr. Vance in the form of fully-vested shares upon the completion of your separation from InvenTrust and possibly in 2017. Please clarify how this adjustment meets the continuing impact criteria outlined within Rule 11-02(b)(6) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Wilson Lee, Senior Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Cathy A. Birkeland, Esq. (via E-mail)
        Latham & Watkins LLP